UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Ecoark Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

27888N109

(CUSIP Number)

Milton C, Ault, III

AULT ALLIANCE, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888N109

1	NAME OF REPORTING PERSONS Ault Alliance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,357,912(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,357,912(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,357,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of common stock that may be issuable upon conversion of 233.9478 shares of Series B Convertible Preferred Stock. Excludes additional shares of common stock that may be issuable upon conversion of 8,403.5522 additional shares of Series B Convertible Preferred Stock owned by the Reporting Person due to Nasdaq rules and regulations. The Series B Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock was issued. Until such time as the issuance of all such possible shares of common stock upon conversion of the Series B Convertible Preferred Stock is approved by the Issuer’s shareholders, the Reporting Person, along with other holders of preferred stock issued in the transaction that closed on March 6, 2023, are prohibited from converting the Series B Convertible Preferred Stock (and other securities beneficially owned by the Reporting Person) into more than 19.9% of the total number of shares of common stock of the Issuer outstanding as of March 6, 2023.

CUSIP No. 27888N109

1	NAME OF REPORTING PERSONS Ault Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,902,964(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,902,964 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 1,434,182 shares of common stock owned by the Reporting Person and (ii) 468,782 shares of common stock issuable upon conversion of approximately 10.818 shares of Series A Convertible Redeemable Preferred Stock. Excludes additional shares of common stock issuable upon conversion of approximately 871.182 additional shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person and shares of common stock that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion. In addition, until such time as the transaction, including the issuance of all such possible shares of common stock upon conversion of the Series A Convertible Redeemable Preferred Stock is approved by the Issuer’s shareholders, the Reporting Person is prohibited from converting the Series A Convertible Redeemable Preferred Stock into more than 19.9% of the total number of shares of common stock of the Issuer outstanding as of June 8, 2022.

CUSIP No. 27888N109

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 9,001,604(2)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 9,001,604(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,001,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 13,000,000 shares of common stock issuable upon conversion of 325 shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision. The Series C Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series C Convertible Preferred Stock was issued.
(2)	Represents (i) 1,434,182 shares of common stock owned by Ault Lending, LLC and (ii) 7,567,422 shares of common stock that may be issuable upon conversion of 189.18555 shares of Series B Convertible Preferred Stock owned by Ault Alliance, Inc. Excludes (X) additional shares of common stock that may be issuable upon conversion of 8,448.31445 additional shares of Series B Convertible Preferred Stock owned by Ault Alliance, Inc. due to Nasdaq rules and regulations, (Y) 38,219,989 shares of common stock issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending, LLC due to a 4.99% beneficial ownership blocker provision and Nasdaq rules and regulations and (Z) and shares of common stock that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series B Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock was issued.

CUSIP No. 27888N109

1	NAME OF REPORTING PERSONS Henry C.W. Nisser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,978,288(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,978,288 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,978,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock that may be issuable upon conversion of 49.4572 shares of Series C Convertible Preferred Stock. Excludes additional shares of common stock that may be issuable upon conversion of 100.5428 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision. The Series C Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series C Convertible Preferred Stock was issued.

CUSIP No. 27888N109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Ecoark Holdings, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 303 Pearl Parkway, Suite 200, San Antonio, TX 78215.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Ault Alliance, Inc., a Delaware corporation (“AAI”), with respect to the Shares beneficially owned directly by it and through its subsidiary Ault Lending, LLC;

(ii)	Ault Lending, LLC, a California limited liability company (“Ault Lending”), with respect to the Shares directly and beneficially owned by it;

(iii)	Milton C. Ault, III, Founder and Executive Chairman of AAI; and

(iv)	Henry C.W. Nisser, President and General Counsel of AAI and the President and a director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AAI. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Lending. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of AAI is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.  The principal business address of Mr. Ault is c/o AAI, 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o AAI, 100 Park Avenue, Suite 1658, New York, NY 10017.

(c)        AAI is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including a metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. The principal business of Ault Lending is extending credit to select entrepreneurial businesses. The principal occupation of Mr. Ault is serving as the Executive Chairman of AAI. The principal occupation of Mr. Nisser is serving as the President and General Counsel of AAI.

(d)       No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 27888N109

(e)       No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       AAI is organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Mr. Ault is a citizen of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Schedules A and B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The 882 shares of Series A Convertible Redeemable Preferred Stock currently owned by Ault Lending were purchased from the Issuer for $8.82 million with working capital. The Shares owned by Ault Lending were acquired upon the conversion of shares of Series A Convertible Redeemable Preferred Stock as well as received as payment of dividends on the shares of Series A Convertible Redeemable Preferred Stock.

The shares of Series B Convertible Preferred Stock owned by AAI, as well as the shares of Series C Convertible Preferred Stock owned by Messrs. Ault and Nisser, were issued to them in exchange for shares of common stock of BitNile.com, Inc. owned by AAI and Messrs. Ault and Nisser, respectively, pursuant to the Share Exchange Agreement dated February 8, 2023. Such arrangements are discussed in further detail in the second and third paragraphs of Item 6 and are incorporated herein by reference. The consideration exchanged for the shares of Series C Convertible Preferred Stock owned by Messrs. Ault and Nisser is valued at $325 and $150, respectively (based on the initial purchase price of the shares of common stock of BitNile.com, Inc.).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Series A Convertible Redeemable Preferred Stock based on such Reporting Persons’ belief that the Series A Convertible Redeemable Preferred Stock, when purchased, were undervalued and represented an attractive investment opportunity. Going forward, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or, eventually, decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as such Reporting Persons may deem advisable.

In March 2023, the Board of Directors of the Issuer and AAI agreed to certain arrangements with regard to the Issuer’s Board composition and other matters. Such arrangements are discussed in further detail in the penultimate paragraph of Item 6 and are incorporated herein by reference.

Mr. Nisser is the President and a director of the Issuer. Except for any plans or proposals that Mr. Nisser may have or any actions he may take in his capacity as an officer and/or director of the Issuer, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 27888N109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 37,666,772 Shares outstanding, which is the total number of Shares outstanding as of March 6, 2023, as reported by the Issuer to the Reporting Persons.

A.	Ault Alliance, Inc.

(a)	As of the date hereof, AAI may be deemed to beneficially own 9,357,912 Shares, representing Shares that may be issuable upon conversion of 233.9478 shares of Series B Convertible Preferred Stock. Excludes additional Shares that may be issuable upon conversion of 8,403.5522 additional shares of Series B Convertible Preferred Stock owned by the Reporting Person due to Nasdaq rules and regulations. The Series B Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock was issued. Until such time as the issuance of all such possible Shares upon conversion of the Series B Convertible Preferred Stock is approved by the Issuer’s shareholders, the Reporting Person, along with other holders of preferred stock issued in the transaction that closed on March 6, 2023, are prohibited from converting the Series B Convertible Preferred Stock (and other securities beneficially owned by the Reporting Person) into more than 19.9% of the total number of Shares of the Issuer outstanding as of March 6, 2023.

Percentage: 19.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,357,912
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,357,912

(c)	AAI has not entered into any transactions in the Shares during the past sixty days, except for the acquisition of 8,637.5 shares of Series B Convertible Preferred Stock on March 6, 2023 directly from the Issuer, which were acquired in exchange for the 8,637,500 shares of BitNile.com, Inc. common stock owned by AAI.

B.	Ault Lending, LLC

(a)	As of the date hereof, Ault Lending may be deemed to beneficially own 1,902,964 Shares, representing (i) 1,434,182 Shares owned by the Reporting Person and (ii) 468,782 Shares issuable upon conversion of approximately 10.818 shares of Series A Convertible Redeemable Preferred Stock. Excludes additional Shares issuable upon conversion of approximately 871.182 additional shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person and Shares that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. In addition, until such time as the transaction, including the issuance of all such possible Shares upon conversion of the Series A Convertible Redeemable Preferred Stock is approved by the Issuer’s shareholders, the Reporting Person is prohibited from converting the Series A Convertible Redeemable Preferred Stock into more than 19.9% of the total number of Shares of the Issuer outstanding as of June 8, 2022.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,902,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,902,964

CUSIP No. 27888N109

(c)	The transactions in the Shares by Ault Lending during the past sixty days are set forth in Schedule C and are incorporated herein by reference. All of such transactions were effected in the open market.

C.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 9,001,604 Shares, representing (i) 1,434,182 Shares owned by Ault Lending and (ii) 7,567,422 Shares that may be issuable upon conversion of 189.18555 shares of Series B Convertible Preferred Stock owned by AAI. Excludes (W) additional Shares that may be issuable upon conversion of 8,448.31445 additional shares of Series B Convertible Preferred Stock owned by AAI due to Nasdaq rules and regulations, (X) 38,219,989 Shares issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending due to a 4.99% beneficial ownership blocker provision and Nasdaq rules and regulations, (Y) 13,000,000 Shares that may be issuable upon conversion of 325 shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision, and (Z) and Shares that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series B Convertible Preferred Stock and Series C Convertible Preferred Stock are not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock were issued. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Lending and AAI by virtue of his relationships with such entities as described in Item 2.

Percentage: 19.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,001,604
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,001,604

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days, except for the acquisition of 325 shares of Series C Convertible Preferred Stock on March 6, 2023 directly from the Issuer, which were acquired in exchange for the 325,000 shares of BitNile.com, Inc. common stock owned by Mr. Ault.

D.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 1,978,288 Shares, representing Shares that may be issuable upon conversion of 49.4572 shares of Series C Convertible Preferred Stock. Excludes additional Shares that may be issuable upon conversion of 100.5428 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision. The Series C Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series C Convertible Preferred Stock was issued.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 1,978,288
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,978,288
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 27888N109

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days, except for the acquisition of 150 shares of Series C Convertible Preferred Stock on March 6, 2023 directly from the Issuer, which were acquired in exchange for the 150,000 shares of BitNile.com, Inc. common stock owned by Mr. Nisser.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 8, 2022, Ault Lending entered into a securities purchase agreement with the Issuer pursuant to which the Issuer sold the Ault Lending 1,200 shares of Series A Convertible Redeemable Preferred Stock, 102,881 Shares and a warrant, as amended, to purchase Shares (the “Warrant”) for a total purchase price of $12,000,000. Pursuant to the certificate of designations for the Series A Convertible Redeemable Preferred Stock, as amended, each share of Series A Convertible Redeemable Preferred Stock has a stated value of $10,833.33 and is convertible into Shares at a conversion price equal to the lesser of (1) $1.00 and (2) the higher of (A) 80% of the 10-day daily volume weighted average price and (B) $0.25. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in Ault Lending beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. In addition, until such time as the transaction, including the issuance of all such possible Shares upon conversion of the Series A Convertible Redeemable Preferred Stock is approved by the Issuer’s shareholders, Ault Lending is prohibited from converting the Series A Convertible Redeemable Preferred Stock into more than 19.9% of the total number of Shares of the Issuer outstanding as of June 8, 2022. The Warrant was canceled by the parties, effective November 14, 2022.

On February 10, 2023, AAI entered into a Share Exchange Agreement (the “Agreement”) with the Issuer pursuant to which AAI agreed to sell to the Issuer all of the outstanding shares of capital stock of AAI’s subsidiary, BitNile.com, Inc. (“BitNile.com”), of which approximately 86% was owned by AAI, and the remaining 14% was owned by minority shareholders (the “Minority Shareholders”), as well as the securities of Earnity, Inc. (“Earnity”) beneficially owned by BitNile.com, which represented approximately 19.9% of the outstanding equity securities of Earnity as of the date of the Agreement (the “Transaction”).

On March 6, 2023, the Transaction closed and the Issuer acquired BitNile.com and its ownership in Earnity. As consideration for the acquisition, the Issuer issued 8,637.5 shares of newly designated Series B Convertible Preferred Stock of the Issuer to AAI (the “Series B Preferred”) and 1,362.5 shares of newly designated Series C Convertible Preferred Stock of the Issuer to the Minority Shareholders (the “Series C Preferred,” and together with the Series B Preferred, the “Preferred Stock”). The Series B Preferred and the Series C Preferred each have a stated value of $10,000 per share (the “Stated Value”), for a combined stated value of the Preferred Stock issued by the Issuer of $100,000,000, and subject to adjustment, are convertible into an aggregate of 400,000,000 Shares of the Issuer, which pursuant to the Agreement, represents approximately 92.4% of the Issuer’s outstanding Shares on a fully-diluted basis. The Preferred Stock is not convertible until one day after the record date for shareholder approval of the Agreement, as amended, pursuant to which the Preferred Stock was issued. In addition, the Series C Convertible Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. Further, pending approval of the transaction by the Issuer’s shareholders, the Preferred Stock combined are subject to a 19.9% beneficial ownership limitation (together with other securities beneficially owned). The Agreement provides that the Issuer will seek shareholder approval (the “Shareholder Approval”) following the closing.

CUSIP No. 27888N109

Pursuant to the Certificates of Designations of the Rights, Preferences and Limitations of the Series B Preferred and the Series C Preferred (collectively, the “Preferred Stock Certificates”), each share of Preferred Stock is convertible into a number of Shares determined by dividing the Stated Value by $0.25 (the “Conversion Price”), or 40,000 Shares. The Conversion Price will be subject to certain adjustments, including potential downward adjustment if the Issuer closes a qualified financing resulting in at least $25,000,000 in gross proceeds at a price per share that is lower than the Conversion Price then in effect. The holders of Preferred Stock will be entitled to receive dividends at a rate of 5% of the Stated Value per annum from issuance until the 10-year anniversary of issuance (the “Dividend Term”). During the first two years of the Dividend Term, dividends will be payable in additional shares of Preferred Stock rather than cash, and thereafter dividends will be payable in either additional shares of Preferred Stock or cash as each holder may elect. If the Issuer fails to make a dividend payment as required by the Preferred Stock Certificates, the dividend rate will be increased to 12% for as long as such default remains ongoing and uncured. Each share of Preferred Stock will also have an $11,000 liquidation preference in the event of a liquidation, change of control event, dissolution or winding up of the Issuer, and will rank senior to all other capital stock of the Issuer with respect thereto, except that the Series B Preferred and Series C Preferred shall rank pari passu. Each share of Preferred Stock will be entitled to vote with the Shares as set forth in the Preferred Stock Certificates, provided, however, that until Shareholder Approval, the Preferred Stock combined voting power is subject to a 19.9% limitation (together with other securities beneficially owned). Other than certain rights granted to AAI relating to amendments or waiver of various negative covenants, the terms, rights, preferences and limitations of the Preferred Stock Certificates are essentially identical.

AAI is entitled to appoint three members to the board of directors of the Issuer (the “Board”), and following Shareholder Approval, a majority of the Board. The Agreement also provides the holders of Preferred Stock with most favored nations rights in the event the Issuer offers securities with more favorable terms than the Preferred Stock for as long as the Preferred Stock remains outstanding.

On March 10, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Ault Alliance, Inc., Ault Lending, LLC, Milton C. Ault, III and Henry C.W. Nisser, dated March 10, 2023.

99.2	Form of Securities Purchase Agreement dated June 8, 2022, by and between the Issuer and Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.3	Form of Warrant dated June 8, 2022, issued by the Issuer to Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.4	Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.5	Certificate of Amendment to the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 27, 2022).

99.6	Form of Amended and Restated Warrant dated June 8, 2022, issued by the Issuer to Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on July 15, 2022).

CUSIP No. 27888N109

99.7	Second Certificate of Amendment to the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on July 15, 2022).

99.8	Agreement dated November 22, 2022, by and between the Issuer and Ault Lending, LLC terminating the warrant and agreeing to amend the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 29, 2022).

99.9	Third Certificate of Amendment to the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 30, 2022).

99.10	Form of Share Exchange Agreement dated February 8, 2023, by and between the Issuer and Ault Alliance, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on February 14, 2023).

99.11	Form of Amendment to the Share Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.12	Form of Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.13	Form of Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.14	Form of Certificate of Amendment to the Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.15	Form of Certificate of Amendment to the Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

CUSIP No. 27888N109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       March 10, 2023

AULT ALLIANCE, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

SCHEDULE A

Officers and Directors of Ault Alliance, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

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SCHEDULE B

Officers and Directors of Ault Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Ault Lending, LLC	c/o Ault Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

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SCHEDULE C

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	4,312	0.3258	01/10/2023
Sale of Common Stock	(182,812)	0.3254	01/10/2023
Purchase of Common Stock	5,000	0.3799	01/11/2023
Sale of Common Stock	(500)	0.3692	01/11/2023
Sale of Common Stock	(7,716)	0.3513	01/12/2023
Sale of Common Stock	(24,284)	0.3662	01/13/2023
Sale of Common Stock	(25,000)	0.3784	01/17/2023
Sale of Common Stock	(2,000)	0.3748	01/18/2023
Sale of Common Stock	(39,777)	0.3402	01/19/2023
Sale of Common Stock	(4,230)	0.3375	01/20/2023
Sale of Common Stock	(993)	0.3482	01/23/2023
Purchase of Common Stock	3,000	0.3789	01/30/2023
Sale of Common Stock	(3,000)	0.3558	01/30/2023
Receipt of Common Stock on Dividend	298,576	0.2740	02/03/2023
Purchase of Common Stock	1,200	0.3522	02/09/2023
Sale of Common Stock	(366,717)	0.4030	02/09/2023
Sale of Common Stock	(327,501)	0.3133	02/10/2023
Sale of Common Stock	(59,440)	0.2225	02/13/2023
Sale of Common Stock	(28,542)	0.2298	02/14/2023
Purchase of Common Stock	10,000	0.2380	02/16/2023
Sale of Common Stock	(15,000)	0.2150	02/16/2023
Sale of Common Stock	(25,000)	0.2200	02/17/2023
Sale of Common Stock	(45,000)	0.2101	02/22/2023
Sale of Common Stock	(120,000)	0.1924	02/23/2023
Sale of Common Stock	(95,000)	0.1767	02/24/2023
Purchase of Common Stock	6,500	0.1967	02/28/2023
Purchase of Common Stock	13,500	0.2286	03/01/2023
Receipt of Common Stock on Dividend	489,912	0.25	03/07/2023
Purchase of Common Stock	11,000	0.1949	03/08/2023

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